_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 46 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibits are filed herewith:

     Exhibit 125    Press release issued by KCPL on October 27,
                    1996.

     Exhibit 126 Informational brochure distributed by KCPL commencing October 28, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  October 28, 1996

                          EXHIBIT INDEX


Exhibit No.                     Description                           Page
___________     _________________________________________________     ____

Exhibit 125     Press release issued by KCPL on October 27, 1996.

Exhibit 126 Informational brochure distributed by KCPL commencing October 28, 1996.

                                                                Exhibit 125


[KCPL Logo]


FOR IMMEDIATE RELEASE

MEDIA CONTACTS:                                        INVESTOR CONTACT:
   Pam Levetzow                                           David Myers
   816 / 556-2926                                         816 / 556-2312
   Phyllis Desbien
   816 / 556-2903

                    Joele Frank / Dan Katcher
                    Abernathy MacGregor Group
                         212 / 371-5999

      KCPL ANNOUNCES A CLEAR MAJORITY OF KCPL SHAREHOLDERS
             DO NOT SUPPORT WESTERN/KCPL COMBINATION

KANSAS CITY, MISSOURI (OCTOBER 27, 1996) -- Kansas City Power & Light (NYSE: KLT) announced today that the results contained in Western Resources, Inc.'s hostile exchange offer indicate that a clear majority of KCPL shareholders do NOT support a Western/KCPL combination.

Drue Jennings, Chairman, President, and Chief Executive Officer of KCPL said, "All anyone has to do is look at the number of shares tendered to Western to see that a clear majority of KCPL shareholders have not supported a Western/KCPL combination. Western's offer has been open since July, and in all that time, as Western reported, only a little more than 40% of KCPL's shares outstanding were tendered to Western. We are deeply gratified by the significant support received from such diverse groups as shareholders, legislators, employees and community groups.

"Our Board has rejected Western's hostile exchange offer, and continues to recommend that shareholders not tender their shares to Western. We will continue to review our alternatives and pursue options which the Board believes are in the best interests of KCPL, its shareholders and other constituencies it serves."

The Company noted that Western's hostile exchange offer is subject to various conditions, including numerous state and federal regulatory approvals which cannot be obtained by that date, and the approval of Western's own shareholders at a meeting which has not yet been scheduled. Accordingly, unless Western should determine to let its exchange offer terminate, it will be required to extend its offer from time to time for a substantial period of time. Therefore, there is no reason for KCPL shareholders to tender their shares.

Kansas City Power & Light Company (NYSE: KLT) provides electric power to a growing and diversified service territory encompassing metropolitan Kansas City and parts of eastern Kansas and western Missouri. KCPL is a low-cost producer and leader in fuel procurement and plant technology. KLT Inc., a wholly-owned subsidiary of KCPL, pursues opportunities in non-regulated, primarily energy-related ventures.

                               ###

                                                                Exhibit 126

Using our power to build value


              KANSAS CITY POWER & LIGHT COMPANY
                                     _______________________________________


ENERGY, PROGRESS, INNOVATION

TABLE
OF CONTENTS

Corporate Vision
Earnings Growth Strategies              1

Core Utility Business
Marketing Plans                         2

Custom Commercial Markets               3

Consumer Products                       4

KLT Inc.                                5




ABOUT THE COMPANY
____________________

Kansas City Power & Light (KCPL) provides electric power to a vibrant, growing and diversified service territory encompassing metropolitan Kansas City and parts of eastern Kansas and western Missouri. Headquartered in downtown Kansas City, Missouri, the company generates and distributes electricity to more than 436,000 customers in a 4,700-square-mile area located in 23 counties in western Missouri and eastern Kansas. Included in a diverse customer base are over 372,000 residences, 50,000 commercial firms, and over 2,000 industrials, municipalities and other electric utilities.

KCPL is a low-cost producer and leader in fuel procurement and plant technology. KLT Inc., a wholly-owned subsidiary of KCPL, pursues opportunities in non-regulated, primarily energy-related ventures.

NOTES

________________________________
________________________________
________________________________
________________________________

[KCPL logo]

CORPORATE VISION
__________________

KCPL is a diversified energy company that creates an enterprise of superior value through excellence in ownership and operation of energy-related businesses worldwide.

BUSINESS SCOPE:

-    Electric utility core business operation

-    Energy-related business ventures

          Regulated and unregulated natural gas holdings and distribution operations

          Energy services and trading

          Electric generation ownership and operation

          Electric distribution systems and services

          Investments in fiber optic and wireless communication

          Energy-related information and technology

EARNINGS GROWTH STRATEGIES
________________________________

OVERVIEW:

-    Successfully compete in deregulated environment

-    Create a formidable competitor in the evolving energy services industry

-    Provide opportunities for significant earnings growth

          Core utility business

          New products and services

          KLT Inc. - unregulated subsidiary

-    Capitalize on opportunities for growth and financial success

          Joint ventures

          Business partnerships

          Strategic alliances

          Business combinations


[graph]

           HISTORICAL GROWTH IN SHAREHOLDER VALUE

10 Year Average Annual Returns

    KCPL            17.7%
    Util Index      13.1%


     1985    1986    1987    1988    1989    1990    1991    1992    1993    1994    1995
KCPL $1,000  $1,335  $1,290  $1,752  $2,100  $2,296  $3,299  $3,378  $3,626  $3,953  $4,733
D&P  $1,000  $1,318  $1,197  $1,415  $1,788  $1,773  $2,283  $2,487  $2,718  $2,430  $3,110

           Utility Index represents Duff & Phelps (D&P) Electric Utility Index

                                             ENERGY, PROGRESS, INNOVATION

NOTES

________________________________
________________________________
________________________________
________________________________

[KCPL logo]

CORE UTILITY BUSINESS
______________________

OBJECTIVES:

Increase shareholder value by providing competitive energy and related services to wholesale and retail markets

STRATEGIES:

- Invest in people, recognizing that KCPL's success is dependent upon the skills and expertise of its people

-    Aggressively pursue high value business opportunities

-    Provide low-cost electricity

-    Manage the business as a portfolio of resources


INITIATIVES:

- Reduce outside contractors - more efficient use of native labor force

- Lengthen time between maintenance outages - increases availability of power for off-system sales

- Continue to manage fuel cost purchases on the spot market

- Aggressively market off-system sales and longer-term wholesale contracts

- Create the first fully-automated utility distribution system by completing installation and activation of KCPL's CellNet technology

MARKETING PRODUCTS AND SERVICES
___________________________________

OBJECTIVES:

-    Improve corporate financial performance

-    Expand customer base

-    Diversify revenue streams

-    Position KCPL for open access

STRATEGY:

Create a manageable, diversified product portfolio that includes commodity as well as other energy-related services. Strategically use these energy-related services as product extensions to enter commodity markets outside of KCPL's service territory. Build and strengthen the KCPL brand through product sales.

                                ENERGY, PROGRESS, INNOVATION

NOTES

________________________________
________________________________
________________________________
________________________________

[KCPL logo]

CUSTOM COMMERCIAL MARKETS
______________________________

CUSTOM COMMERCIAL SERVICES

Custom Commercial Services (CCS) is a comprehensive Energy Services-type program that allows commercial and industrial customers to concentrate on their businesses while KCPL manages their energy needs. A wide range of services is available, from turnkey solutions for facilities management of individual systems to total facilities service. Specific services include:

     Engineering design                 Project management

     Construction                       Project financing

     Training                           Billing/Integrated invoicing

     Operations and maintenance         Energy procurement

STRATEGY:

KCPL targets larger commercial customers and select industrials. Contractors with whom KCPL has well-established relationships are utilized to bring the most efficient and effective implementation of services to customers. Expansion is driven by customer "firmographics," energy prices and customer relationships. Energy commodity supply will soon become part of the energy services provided to customers inside and outside KCPL's current service area.


CUSTOM LIGHTING SERVICES

Custom Lighting Services (CLS) offers comprehensive lighting solutions to municipal and government customers. CLS has the expertise to handle all outdoor lighting needs, saving the customer time and effort. Through CLS, KCPL will develop a customized plan which may include any or all of the following features:

     Planning and design

     Comprehensive maintenance

     Variety of lighting pole and fixture options

     Installation

     Financing options

     Flexible variations

STRATEGY:

KCPL leverages its extensive experience in street lighting and its award-winning design abilities to penetrate the exterior lighting market with emphasis on municipal street lighting. KCPL's use of trade allies ensures customers get the best service for the best price.

                                ENERGY, PROGRESS, INNOVATION

NOTES

________________________________
________________________________
________________________________
________________________________

[KCPL logo]

CONSUMER PRODUCTS
_____________________

WORRY FREE SERVICE

In yet another move toward providing products and services that meet the needs of customers today and beyond, KCPL introduced Worry Free Service (WFS). The first offering of its kind nationwide, the program takes advantage of strong partnerships between KCPL and the regional members of the Air Conditioning Contractors of America (ACA) to install, maintain and replace heating, cooling and water heating equipment. WFS bundles financing, preventative maintenance and warranty services for one flat monthly fee.

The program has already won numerous awards, including EEI's Award for Excellence in Marketing Achievement, for their innovative partnering with a contractor organization. The program's tremendous growth in local and remote markets is an outstanding example of what can be accomplished when organizations work together.

STRATEGY:

KCPL partners with an established network of contractors to sell and deliver the service. Appliance brand choice and existing contractor competition are preserved. Through WFS, KCPL unlocks the "early replacement market." By lowering up-front costs, KCPL offers customers the opportunity to upgrade their central heating and cooling equipment before equipment failure. And, since the service is unique, it is already being marketed successfully to markets outside
KCPL's territory.


SURGE PROTECTION

KCPL protects homeowners' expensive electronics equipment and appliances from nature's forces. Meter-Treater(R) service installed at the service entrance prevents unwanted voltage from entering the home and damaging equipment. Panamax(R) point-of-use devices protect PCs, cable TV, telephone lines and other sensitive equipment from surges originating inside the home and those that can enter through communication cables.

STRATEGY:

Panamax(R) products are available to any single-family home, inside or outside KCPL's territory, and are currently being marketed though adjacent utilities. Meter-Treater(R) service is only available to homeowners in KCPL's service area.

                                ENERGY, PROGRESS, INNOVATION

NOTES

________________________________
________________________________
________________________________
________________________________

[KCPL logo]

KLT INC.
_______

Investments in unregulated, primarily energy-related businesses

-    KLT GAS INC.

     Explores business investment opportunities in gas and oil reserve ownership, exploration and production

-    KLT POWER INC.

     Invests in global independent power opportunities

-    KLT ENERGY SERVICES INC.

     Provides energy management services to commercial and industrial customers seeking ways to improve the efficiency of their operations

-    KLT INVESTMENTS INC.

     Invests in affordable housing tax credit funds and local venture capital funds

-    KLT TELECOM INC.

     Pursues niche opportunities in local telecommunications
     and fiber optics;   expansion of CellNet technology to other
     utilities


KLT GAS INC.
___________

Pursues opportunities in exploration and development of gas and oil leases and properties

-    LYCO ENERGY CORPORATION

     Thirty percent investment of equity in Lyco, a Dallas-based firm engaged in the expansion of commercial gas and oil reserves. Lyco owns interests in over 300 wells and operates 95% of the property it owns. This partnership enables KLT Gas to invest directly into specific exploration projects.

-    APACHE CANYON

     Strategic investment in coal seam methane gas development with Section 29 tax credits



[Organizational Chart of KCPL/KLT Inc.]

          KCPL
               KLT INC.
                    KLT Telecom Inc.
                    KLT Energy Services Inc.
                    KLT Investments Inc.
                    KLT Power Inc.
                         KLT Power International
                         KLT Iatan Inc.
                    KLT Gas Inc.
                    KLT Investments II Inc.

                                ENERGY, PROGRESS, INNOVATION

NOTES

________________________________
________________________________
________________________________
________________________________

[KCPL logo]

KLT POWER INC.
_______________

World energy needs are great and continue to grow.  KLT
Power takes the competence of KCPL into new world markets where this capability can be used to bring successful results to its partners.

DOMESTIC  - Focus on Energy

-    NORTHWEST POWER COMPANY

     Growing demand for power in the Pacific Northwest is increasing opportunities for independent power projects. Compliance with river flow regulation, nuclear plant shutdowns and customers' desire to diversify power sources have created this need.
     Northwest Power Company, a partnership between KLT
     Power and CSW Energy, a subsidiary of Central and Southwest Corporation and Northwest Power Enterprises, is positioned to meet this need:

     - Everett-Delta Project - 220 megawatt gas-fired plant, estimated completion 1999

     -    Opportunities for two other plants

-    NORTHWEST POWER MARKETING COMPANY

     Assembles and markets power products and services to utilities and industrial customers in the Pacific
     Northwest region

INTERNATIONAL - Framework for Success:

Effective partnerships - KLT Power forms alliances with local partners and developers, helping to mitigate risks and capturing the local support necessary to succeed.

Promising markets include:

     -    Southeast Asia

     -    South America

     -    India

     -    China

                                ENERGY, PROGRESS, INNOVATION

NOTES

________________________________
________________________________
________________________________
________________________________

[KCPL logo]

KLT ENERGY SERVICES INC.
_________________________

Rising costs of electric energy has prompted commercial and industrial customers to improve the efficiency of their operations. This has opened a market for energy service companies who can provide the expertise needed to make energy conservation programs economically effective.

-    POWER SYSTEMS SOLUTIONS (PSS)

     Formed by KLT Energy Services to provide power quality and energy services. The company anticipates mergers with other energy service companies.

     Operating on the east coast, PSS formed alliances with engineering firms and contractors there, and services school systems, hotel chains and other institutions.

     Energy cost savings and rebate programs offered by local utilities provide attractive pay back potential.


KLT INVESTMENTS INC.
_____________________

-    KLT INVESTMENTS I

     Invested $100 million in highly leveraged affordable housing tax credits projects in limited partnerships with housing properties nationwide.

     Provides tax credits benefitting net income by $10 million to $15 million over the next several years.

-    KLT INVESTMENTS II

     Invests in local venture capital funds and CellNet, which issued its first public common stock offering in September 1996.

                                ENERGY, PROGRESS, INNOVATION

NOTES

________________________________
________________________________
________________________________
________________________________

[KCPL logo]

KLT TELECOM INC.
________________

Pursues niche opportunities in telecommunications, which includes building a fiber optic network in Kansas City and expansion of CellNet technology to other utilities as well as to other applications.

-    CELLNET

     Provides automatic meter reading and automation services to adjacent utilities

     Explores opportunities in developing new products and services utilizing CellNet's technology, including home security and electronic parking meter systems for municipalities

-    FIBER OPTICS

     Construction of fiber optic system in KCPL's service territory to be leased to Telecommunication companies



CONTACT INFORMATION:
______________________

David Myers
Manager, Investor Relations
1201 Walnut
P.O. Box 418679
Kansas City, Missouri 64141
(816) 556-2312
(816) 556-2367 FAX

                                ENERGY, PROGRESS, INNOVATION

CERTAIN FORWARD-LOOKING INFORMATION
________________________________________

This presentation contains certain forward-looking information. The Private Securities Litigation Reform Act of 1995 provides a new "safe harbor" for forward-looking information to encourage companies to provide prospective information about their companies without fear of litigation so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. KCPL identifies the following important factors which could cause actual results to differ materially from any such results which might be projected, forecast, estimated or budgeted by KCPL in forward-looking information. All of such factors are difficult to predict and many of which are beyond the control of KCPL. Accordingly, while KCPL believes that the assumptions underlying the forward-looking information are reasonable for purposes of the development of estimates of revenue enhancements and cost-savings, there can be no assurances that such assumptions will approximate actual experience or that all such revenue enhancements and cost-savings will be realized or that resulting beliefs as to potential stock values will prove to be correct, and in such event, actual results could differ materially from the predictions herein. These important factors include: (a) future economic conditions in the regional, national and international markets in which KCPL competes; (b) state, federal and foreign regulation and possible additional reductions in regulated electric rates; (c) weather conditions; (d) financial market conditions, including, but not limited to changes in interest rates; (e) inflation rates; (f) changing competition, including, but not limited to, the deregulation of the United States electric utility industry, and the entry of new competitors; (g) the ability to carry out marketing and sales plans; (h) the ability to achieve generation planning goals and the occurrence of unplanned generation outages; (i) the ability to enter new markets successfully and capitalize on growth opportunities in non-regulated businesses, and (j) adverse changes in applicable laws, regulations or rules governing environmental, tax or accounting matters.

The previous materials contain certain statements of opinion and belief.


[KCPL logo]

NOTES

________________________________
________________________________
________________________________
________________________________

                                ENERGY, PROGRESS, INNOVATION

NOTES

________________________________
________________________________
________________________________
________________________________

[KCPL logo]

                         [KCPL logo]